Exhibit 1
                        Commtouch Reports Q1 2002 Results

MOUNTAIN VIEW, CALIFORNIA (MAY 15, 2002) -- Commtouch (Nasdaq: CTCH), a vendor of highly scalable messaging solutions to service providers, today announced results for the first quarter of 2002. Revenues for the quarter were $1.3 million compared to $3.0 million in the prior quarter and $3.7 million in the comparable quarter last year. Total loss for the quarter was $0.8 million compared to $7.5 million in the prior quarter and $17.1 million in the comparable quarter last year.

Cash as at March 31, 2002 was approximately $0.5 million. The Company successfully raised approximately $1.3 million in April 2002, bringing the approximate cash balance as of today to $1.6 million.

As previously announced, Commtouch sold off its migration service business, Wingra, Inc. to Wingra's senior management at the end of February 2002. This sale reduced the Company's net liabilities by approximately $0.7 million.

Gideon Mantel, CEO, commented, "During the past year, Commtouch has been implementing a turnaround plan. We finished a downsizing process late in the first quarter of 2002 and, as a result, we expect to see additional cost savings in the second quarter of 2002. As for future growth, we are focusing on selling the new version of our messaging software platform, which is expected to provide significant enhancements as well as cost savings to service providers in their use of email. Many service providers worldwide are struggling to provide a comprehensive email service to their customers and, as a result, will need to purchase advanced messaging platforms, such as the one offered by us. This market demand has already benefited our pipeline with some promising prospects."


                                 About Commtouch

Commtouch Software Ltd. is the developer and provider of comprehensive and highly scalable messaging solutions through its Commtouch Messaging Platform
(CMP) for service providers such as ISPs, ASPs, Data Centers, Telcos and Wireless Operators. The CMP offers service providers an opportunity to increase revenue from their business and residential subscribers utilizing CMP's advanced messaging services, which can be deployed and managed easily and quickly. The Company's core competencies come from its vast experience in hosted messaging as a global ASP and its established reputation as a leading vendor for email software applications. Commtouch is headquartered in Netanya, Israel and its subsidiary company, Commtouch Inc., operates out of Mountain View, CA. The Company was founded in 1991 and has been a publicly traded company since 1999 (Nasdaq: CTCH - news). To learn how Commtouch solutions are designed to meet service providers' messaging and collaboration needs, visit our web site at http://www.commtouch.com.

Note to Editors: Microsoft(R)is a registered trademark of Microsoft Corporation. Yahoo!(R)Is a registered trademark of Yahoo! Inc.

Commtouch(R) is a registered trademark of Commtouch Software Ltd. Other terms and product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

                                     ######

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                                          March 31,    December 31,
                                                                          ---------    ------------
                                                                            2002           2001
                                                                           ------         ------
Assets
Current Assets:
 Cash and cash equivalents ..............................................  $  481         $2,248
 Trade receivables, net .................................................     504            864
 Prepaid expenses and other accounts receivable .........................     364            700
                                                                           ------         ------
 Total current assets ...................................................   1,349          3,812
                                                                           ------         ------
Long-term lease deposits ................................................     242            261
Severance pay fund ......................................................     293            320
Property and equipment, net .............................................   4,020          5,152
                                                                           ------         ------
                                                                           $5,904         $9,545
                                                                           ------         ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Bank credit line and current maturities of bank loans and capital leases  $   16         $  799
 Accounts payable .......................................................     404          1,374
 Employees and payroll accruals .........................................     416            633
 Deferred revenues ......................................................     320            839
 Accrued expenses and other liabilities .................................     708            774
                                                                           ------         ------
 Total current liabilities ..............................................   1,864          4,419
                                                                           ------         ------

 Long-term maturities of bank loans and capital leases ..................      14            260
 Other liabilities ......................................................     255            255
 Accrued severance pay ..................................................     310            425
                                                                           ------         ------
                                                                              579            940
                                                                           ------         ------

 Minority interest ......................................................      65            127
                                                                           ------         ------
 Shareholders' equity ...................................................   3,396          4,059
                                                                           ------         ------
                                                                           $5,904         $9,545
                                                                           ======         ======

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)


                                                             March 31,         March 31,
                                                             ---------         ---------
                                                               2002              2001*
                                                             --------          --------
Revenues:
 Email services ...........................................  $  1,271          $  3,658
Cost of revenues:
 Email services ...........................................       933             4,656
                                                             --------          --------
Gross profit/(loss) .......................................       338              (998)
                                                             --------          --------
Operating expenses:
 Research and development, net ............................       573             2,587
 Sales and marketing ......................................       521             6,346
 General and administrative ...............................       766             5,504
 Amortization of stock-based employee deferred compensation       138               481
 Amortization of goodwill and other purchased intangibles .      --                 909
                                                             --------          --------
 Total operating expenses .................................     1,998            15,827
                                                             --------          --------
Operating loss ............................................    (1,660)          (16,825)
 Interest and other income, net ...........................        44               344
 Minority interest ........................................        63                22
                                                             --------          --------
 Loss from continuing operations ..........................    (1,553)          (16,459)
                                                             --------          --------
 Gain on disposal of Wingra ...............................     1,014              --
 Discontinued operations - Wingra .........................      (335)             (672)
                                                             --------          --------
Gain/(Loss) from sale of discontinued operations ..........       679              (672)
                                                             --------          --------
Net loss ..................................................  $   (874)         $(17,131)
                                                             ========          ========

Basic and diluted net loss per share
  Loss from continuing operations .........................  $  (0.09)         $  (0.98)
                                                             ========          ========
  Gain/(Loss) from sale of discontinued operations ........  $   0.04          $  (0.04)
                                                             ========          ========
  Net loss ................................................  $  (0.05)         $  (1.02)
                                                             ========          ========

Weighted average number of shares used in computing
basic and diluted net loss per share ......................    17,517            16,841
                                                             ========          ========

* - reclassified to conform with the current quarters classification due to divestiture of Wingra.